Richard J. Kolencik
Assistant Secretary and Sr. Group Counsel

5555 San Felipe (77056-2799) P.O. Box 4813 (77210-4813) Houston, Texas Telephone 713/296-2535 E-Mail: rjkolencik@marathonoil.com

June 16, 2008

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Response letter dated April 25, 2008
File No. 1-5153

Dear Ms. Eisen:

This is to confirm our conversation today with respect to Marathon Oil Corporation’s proposed date to file its response to the SEC’s comment letter dated June 12, 2008.  As discussed, Marathon intends to file its response on or before Friday, July 11, 2008.  This date was acceptable to you.

Thank you for your consideration in this matter.  Please call me at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Richard J. Kolencik

Richard J. Kolencik
Assistant Secretary and Sr. Group Counsel

RJK/ca
220723

cc:	Chris White
Branch Chief